September 28, 2011

VIA EDGAR AND FEDERAL EXPRESS

Mr. Stephen Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Radware Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed March 24, 2011
File No. 000-30324

Dear Mr. Krikorian:

Reference is made to the letter, dated September 15, 2011, to Mr. Roy Zisapel, Chief Executive Officer of Radware Ltd. (“Radware,” and together with its subsidiaries, “we” or the “Company”), setting forth the comments (the  “Comment Letter”) of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 20-F for the fiscal year ended December 31, 2010, filed with the Commission on March 24, 2011 (the “2010 Annual Report”).

Set forth below are the responses of the Company to the comments of the Staff raised in the Comment Letter.  For your convenience, the Staff’s comments have been added below in their entirety, with the responses to a particular comment set out immediately under the comment or comments.

Form 20-F for the Fiscal Year Ended December 31, 2010

Risk Factors

Some of our deposits and other investments may be in excess….page 18

1.
We note that “the majority of [y]our cash and cash equivalents, and short-term and long-term bank deposits are invested in banks in the U.S. and in Israel.” Tell us how you considered disclosing the amount of cash and cash equivalents that are currently held outside of Israel and the impact, if material, of repatriating the undistributed earnings of foreign subsidiaries. We refer you to item 5.B.1 of Form 20-F and Section IV of SEC Release 33-8350.

Stephen Krikorian
September 28, 2011

Response:

Substantially all of the Company’s earnings are generated by the Company in Israel, and a significant amount, or approximately 97% as of December 31, 2010, of the Company’s cash, cash equivalents and marketable securities are held by Radware, our Israeli parent company, in Israeli or U.S. financial institutions. There are no material legal restrictions, taxes or other costs associated with Radware transferring its funds held in U.S. financial institutions to Israeli financial institutions, and Radware has access to all of its cash as needed for its operations. Although Radware has various subsidiaries throughout the world, there are no material legal, tax or other cost impediments to Radware’s transferring cash to these subsidiaries for operations as needed. Further, Radware generates sufficient cash from its Israeli operations to fund its operating and capital requirements and, therefore, does not need or intend to repatriate any of the earnings of its foreign subsidiaries. Accordingly, the Company does not believe that additional statements would be required with respect to its cash balances as they appear in the 2010 Annual Report.

Operating and Financial Review and Prospects

Operating results

Overview, page 37

2.
We note that in your quarterly conference calls you frequently provide information to analysts such as average deal size, total headcount, DSO, increases in deferred revenue, operating cash flows, number of new customers and revenue for your Enterprise and Carrier products and services. Tell us what consideration you gave to whether any of these factors represents a key performance indicator. If so, consider adding a discussion and an analysis of any of these key performance indicators. Refer to SEC Release 33-8350, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations", III B. 1. "Focus on Key Indicators of Financial Condition and Operating Performance."

Response:

Certain of the operational and financial factors discussed on our quarterly conference calls, such as average deal size, number of new customers and revenue split between Enterprise and Carrier customers, are provided from time to time to answer specific questions of participating callers. Our management does not consider these factors as key performance indicators or material to our business, and these factors are not regularly reviewed by our management in operating our business.

Certain of the other factors may be material or key variables in our operating results in particular reporting periods. We note the Staff’s comment, and in future filings, the Company will ensure that a discussion and an analysis of these or other key performance indicators is included in its Annual Reports on Form 20-F if material to, or such information would promote an understanding of, our business, in accordance with SEC Release 33-8350, “Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations,” III B. 1. “Focus on Key Indicators of Financial Condition and Operating Performance.”

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009, page 45

3.
We note that in describing the increase in revenues between 2010 and 2009 you describe several drivers of the change, however, you have not quantified these amounts. Please refer to your letter dated September 30, 2009 in which you stated that in future filings you would quantify the factors behind material changes "where possible." Please advise. In addition, similar lack of analysis using quantifications also applies to other line items within this section that appear to be material to changes but have not been quantified.

Stephen Krikorian
September 28, 2011

Response:

When we consider trends in our revenues, we consider primarily the split between product and service revenue, geographical distribution of revenues, product mix and acquisitions. Our 2010 Annual Report quantified the changes in revenue by type (products versus services) as well as by geographic market. We also indicated that increases in sales as among our various products and geographic markets rose consistently based on the global growth in IT market spending. While we identified the full year impact in 2010 of the Alteon acquisition compared to nine months in 2009, we did not quantify that difference, which amounted to $10.0 million, or 7%, of revenues from 2009 to 2010. This was a one-time, non-recurring item, and we did not deem it material to providing an understanding of the overall trend of our revenues given the overall consistent increase in all of our products and services and geographic markets. As a result, we believe that we have quantified the material items relating to our revenues.

We also believe that, where possible, we have quantified the factors behind material changes of our other line items. For example, with respect to cost of sales, we quantified the split between products and services and the impact of amortization of intangible assets; with respect to research and development, we quantified the impact of the expense of additional employees and currency fluctuations in 2010 as compared to 2009; and with respect to sales and marketing expenses, we quantified the expenses associated with additional employees, currency fluctuations, higher travel and overhead costs and increased stock-based compensation costs in 2010 as compared to 2009.

We are, however, cognizant of the Staff’s comment, and in future filings, the Company will continue to quantify, where possible, the contribution of factors that the Company has identified as causing material changes in accordance with Section III.D of SEC Release 33-6835.

Notes to Consolidated Financial Statements

Note 12 - Taxes On Income, page F-38

4.
We note your discussion of uncertain tax positions on page 41 and that you believe you have adequately accrued for them. Please tell us the amount of your unrecognized tax benefits and how you determined that the other disclosures required by ASC 740-10-55-217 are not required.

Response:

The amount of the Company’s unrecognized tax benefits as of December 31, 2010 was $1,027 thousand as disclosed in Note 12 to the Company’s consolidated financial statements. The entire amount of the unrecognized tax benefits could affect the Company’s income tax provision and the effective tax rate.

As disclosed in Note 2r to the Company’s consolidated financial statements, the Company accrues interest related to unrecognized tax benefits in its taxes on income.

During the years ended December 31, 2009 and 2010, the entire addition to the unrecognized tax benefits derived from interest and exchange rate differences expenses related to prior years’ uncertain tax positions. During the year ended December 31, 2008, an amount of $67 thousand derived from interest and exchange rate differences expenses related to prior years’ uncertain tax positions and $287 thousand represented an addition to the related year tax position. As of December 31, 2009 and 2010,

Stephen Krikorian
September 28, 2011

the Company had accrued interest liabilities related to uncertain tax positions in the amounts of $337 thousand and $454 thousand respectively, which was included in the Company’s income tax accrual on the balance sheets.

We note the Staff’s comment, and the Company proposes to include the above disclosure in future filings as required by ASC 740-10-55-217.

Note 13 - Geographic Information, page F-45

5.	Tell us whether there are material revenues or long-lived assets attributable to any individual country and how your disclosure complies with ASC 280-10-50-41.

Response:

According to ASC 280-10-50-41, a public entity should disclose revenues from external customers attributed to its country of domicile. Since, however, the Company’s revenues attributed to external customers in Israel, Radware’s country of domicile, were less than 3% of consolidated revenues, the Company concluded it was immaterial, and as such, the Company did not separate those revenues from the EMEA region. There were no material revenues attributable to any individual country in 2010 (i.e. no single country generated more than 10% of the Company’s revenues).  Accordingly, the Company does not believe that additional statements would be required with respect to its revenues as they appear in the 2010 Annual Report.

With respect to long-lived assets, a majority of the Company’s long-lived assets are attributable to Israel and have been classified within the EMEA region. We note the Staff’s comment, and the Company proposes to present long-lived assets in Israel separately from the EMEA region in future filings.

6.
Please tell us what consideration you have given to disclosing product information pursuant to ASC 280-10-50-40. For example, separately disclosing revenue attributable to your "Enterprise" and "Carrier" products.

Response:

According to ASC 280-10-50-40, a public entity should report the revenues from external customers for each product and service or each group of similar products and services, unless it is impracticable to do so. The Company views its products as one product group and as such did not disclose revenues separated to different product groups. In making this determination, we considered several factors. Among others, the Company’s products are focused on delivering availability, performance and security to enterprises’ and carriers’ data centers. Further, all of the Company’s products are built upon the same infrastructure and contain both application delivery and network security modules and applications. Two products out of the Company’s products portfolio are targeted mainly for Carrier customers, but are sold also to Internet service providers, application vendors and telecom equipment manufacturers. The revenues from these two products were immaterial in 2010 and therefore were not presented separately. The rest of the Company’s products are targeted and sold both to Enterprise customers and to Carrier customers. The main difference between the Company’s products is the place in which they are installed in the customer’s network and their functionality in the customer’s network, based on the different network types and different needs of our customers. Therefore, we see all our products as one product group.

* * *

Stephen Krikorian
September 28, 2011

Pursuant to the Staff’s request, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this response, please contact me at +972-3-7668610.

Sincerely,

/s/ Roy Zisapel
Roy Zisapel
Chief Executive Officer